January 17, 2007

Mr. Mark Nordlicht
Chief Executive Officer
Platinum Energy Resources, Inc.
25 Phillips Parkway
Montvale, NJ 07645

RE: Platinum Energy Resources, Inc.
Preliminary Proxy Statement on Schedule 14A
Amendment 2 Filed December 7, 2006
File No. 0-51553

Form 10-K for the period ending December 31, 2005

Dear Mr. Nordlicht:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the disclosure on page 90 with respect to sales by certain Tandem shareholders since their acquisition such interests. Please note that this Division issued an interpretative letter to the NASD-Regulation which concludes that promoters or affiliates of a blank check company and their transferees would act as "underwriters" under the Securities Act of 1933 when reselling the securities of the blank check company. That letter also indicates that we believe that those securities can be resold only through a registered offering. See letter to Ken Worm dated January 21, 2000.

    In light of Tandem's prior status as a blank check company, and Tandem's representation through its counsel during conference calls with the Staff that sales by Tandem promoters or affiliates have occurred, please revise your Preliminary Proxy to provide adequate disclosure setting forth this position and how it applies to the shares of Tandem Energy Holdings, Inc. Additionally, please disclose the current holdings of, and all sales of Platinum common stock by, all shareholders issued Platinum common stock since January 1, 2005. We may have further comment.

2. We note your disclosure that Platinum's board unanimously approved a share repurchase program pursuant to which Platinum intends to repurchase up to $80 million worth of Platinum common stock (less the amount of any conversion payments). However, we also note that you disclose that only approximately $108 million was held in Platinum's trust account as of September 30, 2006.

    In light of Platinum's apparent obligations to pay $42 million of debt owed to Tandem's management, $3 million to Lance Duncan for a finder's fee, over $1 million of legal and accounting closing costs, and over $42 million for development expenses in the first two years alone in order to achieve the production estimated by the Williams Report, it appears that Platinum would be left with only approximately $20 million with which to execute its disclosed share repurchase plan for $80 million worth of shares. Even if one were to include the $45 million in bank financing for which you do not yet have a firm commitment, Platinum would still appear to have insufficient funds to execute such a plan.

    Please provide a detailed legal analysis under federal securities laws as to Platinum's ability to announce such a share repurchase program at a time when it would appear that Platinum is unable to complete such a program. We may have further comment.

3. Please disclose the purpose of the share repurchase program, the factors the board considered and the determinations the board made with respect to such factors, if any, in arriving at its decision to approve such share repurchase program. We may have further comment.

4. Please advise the Staff as to whether there have been any discussions by Platinum's management for repurchases of Platinum Common Stock outside of Rule 10b-18. If so, please disclose the existence of any potential repurchases. We note that your counsel previously represented to the Staff that the company was looking into the commencement of a tender offer.

5. We note your disclosure that, pursuant to the terms of the restructured transaction, Platinum has offered a total of 714,286 shares of Platinum common stock, to be issued in semi-annual installments commencing upon the closing of the proposed acquisition. Please disclose the whether Platinum claims such offer was exempt from registration and, if so, the basis of such exemption. We may have further comment.

6. We also note the disclosure that the shares to be issued to Mr. Duncan under his consulting agreement with Platinum will be made pursuant to the Platinum Energy 2006 Long-Term Incentive Plan and, according to the terms of such plan, the Platinum Board, in its sole discretion, may determine to file with the Securities and Exchange Commission a Registration Statement on Form S-8 with respect to shares of Common Stock subject to Awards thereunder.

    Please note that one may not complete a sale of securities via a public registration if such securities were initially offered under a private exemption. Please revise or advise.

7. We reissue comment two from our letter of September 15, 2006. We note your response but it does not address the issue raised in our previous letter.

    We note the article containing direct quotes and statements attributed to Barry Kostiner, which was published in the Wall Street Journal on August 4, 2006. Also, the company filed a copy of the article on EDGAR without noting any disagreement with the statements contained therein.

    The article states:

    "Mr. Kostiner, 34 years old, acknowledges he is an unconventional oilman. But he says the oil business needs managers 'who understand how to hedge, who understand how to raise capital, who know interest rates.'

    After leaving Allegheny, Mr. Kostiner briefly formed his own consulting firm but says it 'didn't really go anywhere.' He took time off to marry and start a family, then came up with his idea for an energy company.

Many small energy companies, says Mr. Kostiner, have considerable assets in the ground but lack the financial expertise to maximize the profits from those assets. Through aggressive hedging and other maneuvers, oil companies can in effect lock in today's prices for their future production of oil or gas. Such arrangements are usually tailored to larger oil companies, and small companies often avoid them because of the risks or restrictive bank terms. But Mr. Kostiner says he has the know-how and contacts to pull it off.

His business plan: buy a company with hard assets and employ hedging 'as much as the banks will let us,' he says.

After failing to raise money from private-equity firms, Mr. Kostiner got help from hedge-fund manager Mark Nordlicht, who invests in energy among other sectors. 'Is there a glut of capital? Maybe. But there's so many opportunities out there,' says Mr. Nordlicht.

They created a so-called special purpose acquisition company, or SPAC. These increasingly common entities also are known as a 'blank-check' companies because investors in the stock literally don't know at first what they're buying."

Please revise the Proxy Statement to disclose the extent to which Platinum's IPO Prospectus disclosed Mr. Kostiner's experience with approaching private equity firms with such a business plan. If the IPO Prospectus did not discuss these matters, please revise the Proxy Statement to disclose the identity of all entities approached by Mr. Kostiner and describe the potential consequences to Platinum and its shareholders, including purchasers of the IPO shares, resulting from the absence of disclosure. We may have further comment.

8. We note your response to comment two from our letter of September 15, 2006 that you "do not believe…that the additional information regarding Ellipse's specific activities was material to investors in the IPO and thus unnecessary to have been detailed in the IPO prospectus." Please provide the Staff with a detailed legal analysis to support your position that Mr. Kostiner's operational track record in forming a "consulting and private equity firm" which Mr. Kostiner himself has been quoted as saying "didn't really go anywhere" would in no way be material to investors in a SPAC to be engaged in the same sphere of activities. We may have further comment.

9. We reissue comment three from our letter of September 15, 2006. We note your response but it does not address the issue raised in our previous letter. In connection with the preceding comments, please revise the Proxy Statement to disclose the extent to which Platinum's IPO Prospectus disclosed both that Platinum's business plan was to employ "aggressive hedging and other maneuvers" and that Mr. Kostiner "has the know-

how and contacts to pull it off." If the IPO Prospectus did not discuss these matters, please revise the Proxy Statement to describe the potential consequences to Platinum and its shareholders, including purchasers of the IPO shares, resulting from the absence of disclosure.

10. We reissue comment four from our letter of September 15, 2006.   We note your response but it does not address the issue raised in our previous letter and mischaracterizes the nature of the Staff's comment by its addition of the word "initially."

    We also note the statements that:

    "Although Mr. Kostiner and underwriters Casimir Capital LP and Cantor Fitzgerald & Co. sold some shares in the Platinum IPO to banks, family foundations and wealthy individuals, they sold many of the shares to arbitrage hedge funds, which try to profit from price differences in securities that are related to each other.

    Energy-industry fundamentals weren't the main consideration for many such fast-money investors, Mr. Kostiner says. They were more interested in the Platinum IPO's share structure. It sold two securities together for $8 -- a $7 share and a $1 warrant that entitled the holder to purchase a Platinum share for $6 after a year. Some traders have darted in and out of the warrants, trying to profit from small price fluctuations."

    Please revise the Proxy Statement to disclose the extent to which Platinum's IPO Prospectus disclosed that the company was targeting arbitrage hedge funds, to which "Energy-industry fundamentals weren't the main consideration for many such fast-money investors… [and that] They were more interested in the Platinum IPO's share structure. [as] Some traders have darted in and out of the warrants, trying to profit from small price fluctuations." If the IPO Prospectus did not discuss these matters, please revise the Proxy Statement to describe the potential consequences to Platinum and its shareholders, including purchasers of the IPO shares, resulting from the absence of disclosure.

11. We reissue comment five from our letter of September 15, 2006.   We note your response but it does not address the issue raised in our previous letter.

    The Wall Street Journal article published on August 4, 2006 states Mr. Kostiner made a "recent presentation to existing and prospective shareholders at the Houston Country Club" but we were unable to locate any filings (other than that attaching the Wall Street Journal article) in which the company has disclosed such a presentation. Please advise the Staff whether Platinum has disclosed the occurrence and content of the Houston Country Club presentation and, if so, when. If Platinum has not, please provide the Staff with a legal analysis with respect to both Platinum's obligations to disclose the occurrence and content of the meeting as well as the consequences to the company and its shareholders for non-disclosure.

12. We note your response to comment six from our letter of September 15, 2006. Please provide the Staff with a copy of the dated, executed 10b5-1 Plan. Additionally, please disclose that the purchases made by members of your management in open market transactions were discretionary. Further, please revise the Proxy Statement to describe the potential consequences to Platinum, Mr. Kostiner, and Mr. Nordlicht resulting from such purchases.

13. We reissue comment 10 from our letter of September 15, 2006. Despite the statement in your response letter that such expenses are disclosed, they do not appear to be. Please disclose the total amount of debts and obligations owed by Platinum both in the aggregate and with respect to each vendor, prospective target business or other entity, listing each by name. Please affirmatively disclose whether any such parties have agreed orally or in writing to defer payment of such obligations and, if so, the terms of such agreements.

14. We note your response to comment 10 from our letter of September 15, 2006 that "No vendors to date have executed any waivers of any right, title, interest or claim of any kind in or to any monies held in the trust account." We again note that your IPO prospectus disclosed the following:

"we will seek to have all vendors, prospective target businesses or other entities we engage execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public stockholders…If any third party refused to execute an agreement waiving such claims to the monies held in the trust account, we would perform an analysis of the alternatives available to us if we chose not to engage such third party and evaluate if such engagement would be in the best interest of our stockholders if such third party refused to waive such claims."

Since you disclose that no vendors have executed any waivers, please disclose whether you performed the analyses you disclosed would be undertaken in such a circumstance and, if such analyses were undertaken, please disclose their outcome and bases for the conclusions reached.

15. We note the following statement contained on your proposed proxy card: " IF NO DIRECTIONS ARE GIVEN, THIS PROXY WILL BE VOTED "FOR" PROPOSAL NUMBERS 1, 2 AND 3." Please provide the Staff with a detailed legal analysis with respect to how such a result is possible. We note the disclosure elsewhere in your proxy

statement that "If you do not give the broker voting instructions, under the rules of the NASD, your broker may not vote your shares on the asset acquisition proposal, the amendment proposal and the incentive compensation plan proposal."

16. We note your response to comment 12 from our letter of September 15, 2006. However, your discussion of the transfer of oil and gas interests sold pursuant to the asset purchase agreement does not appear to examine the nature of the assets themselves. It would appear to the Staff that at least some of the assets are themselves securities. Please provide a detailed legal analysis setting forth why, with respect to each category of assets to be transferred pursuant to the asset purchase agreement, the company believes such assets should or should not be considered securities. We may have further comment.

17. In connection with the preceding comment, we note that you did not address all of the issues raised in comment 12 from our letter of September 15, 2006. For example, and as noted previously, in addition to injunctions relating to offers to sell and offers to buy securities, we additionally note that the Order "permanently enjoin[s] and restrain[s] in connection with the purchase or sale of securities in the form of fractional undivided interests in oil and gas leases of Chambers Oil and Gas, or any other security…from directly or indirectly:

> (a) making any untrue statement of a material fact or omitting to state a material fact necessary to make the statements made, in the light of the circumstances under which they were made, not misleading, concerning:…
>
> (2) amount of production to be realized from wells…"

Since statements throughout your Proxy Statement which have been and currently are subject to comment (and which have apparently been viewed by the company to be material in light of edits to such disclosure) relate to the amount of production to be realized from wells, please provide a detailed legal analysis as to how such statements should be viewed in light of both the execution of the asset purchase agreement and the Order of Permanent Injunction entered in the action SECURITIES AND EXCHANGE Commission v. HARSHEL REX CHAMBERS AND JACKIE ALAN CHAMBERS.

18. We again reissue comment 14 from our letter of September 15, 2006. It is still not apparent how your response is consistent either with your disclosure, other responses, or your position that Mr. Duncan need not register as a broker dealer. For example, how could Mr. Duncan be "clearly acting for his own account and for his own purposes in connection with his attempt to acquire TEC and the assets of Shamrock, and there is

absolutely no evidence that he was acting for anyone else or for any other purpose" when, as you also state, "he initiated a plan to acquire those businesses with the intent that, after the acquisitions were consummated, he would be a significant stockholder of the surviving entity (Tandem) (he was to receive in excess of 20% of the shares to be issued to the principals)." Apparently, if he were to receive only approximately 20% of the shares to be issued (but less than 100%), others were to be involved.

Nor is it apparent to the Staff how the activities carried out by Mr. Duncan, as detailed in your disclosure and response letters, are consistent with your characterization that he merely introduced the parties. It would appear that his involvement extended far beyond mere "introduction" and are consistent with activities requiring registration as a Broker Dealer.

Please clarify Mr. Duncan's role in arranging, structuring, and executing the Tandem Energy Holdings acquisitions and provide a legal analysis with respect to his need to register as a Broker Dealer. Upon receipt of your response, it will be forwarded to the Division of Market Regulation for review.

19. We reissue comment 15 from our letter of September 15, 2006. Please provide the Staff with a reconciliation to your response to comment nine from our letter of July 6, 2006 and disclose Mr. Duncan's activities in your Proxy Statement. Comment nine from our letter of July 6, 2006 requested a detailed legal and factual analysis supporting your view that Mr. Duncan was not required to register as a broker dealer in connection with all of his business activities. You have, instead, provided a conclusory statement that "none of the above referenced businesses are or were engaged in the business of 'effecting transaction in securities' or the business of 'buying and selling securities.'" At minimum, such a position would appear to be inconsistent with the analysis you have provided in your response to comment 12 from our letter of September 15, 2006.

20. We also reissue comment 15 from our letter of September 15, 2006 with respect to your refusal to disclose Mr. Duncan's other business activities because "we believe that his prior business activities are of no concern to our stockholders."

Notwithstanding the apparent contradiction of your characterizing Mr. Duncan's activities in the oil & gas industry as both historical and current in the same response, it would appear to the staff that Mr. Duncan's oil & gas activities are highly relevant if, as you responded on August 1, 2006, "With respect to Mr. Duncan's role going forward...as provided in his letter agreement, his role is limited to 'investigation of possible future acquisitions for [Platinum] and, if warranted, introducing parties and facilitating negotiations.'"

21. We reissue comment 16 from our letter of September 15, 2006. The disclosure requested by the Staff has not been provided in your Proxy Statement, apparently in contradiction to your response letter.

    Please provide clear disclosure within your Proxy Statement with respect to the complete history of Mr. Duncan's ownership of Tandem Energy Holdings, Inc. (Nevada) and its predecessor, Pacific Medical Group, Inc., including dates of acquisition and disposition, consideration paid and received, and exemptive bases for such purchases and sales.

22. We reissue comments 17 – 24, 28, 42 and 43 from our letter of September 15, 2006. We note your response that, due to the restructuring of the transaction as an asset acquisition, you believe such comments to be no longer applicable. However, it would appear to the Staff that the issues raised in such comments are applicable and material to investors due to the possibility of successor liability being imposed upon Platinum, as demonstrated by the currently pending court action in Florida relating to the issuance of Tandem shares by your former sole director.

    Additionally, we note your previous statements that management of Tandem has no documents relating to any agreements concerning any change in control of Tandem's predecessor entities and resultant shareholder base, the potential liabilities raised by Tandem's status as a blank check company prior to its acquisition of the assets at issue, the various issues related to Tandem's repeated issuance and subsequent "cancellation" of common shares, and the issues surrounding the permanent injunction issued against Jack and Rex Chambers. Each and every one of these unresolved matters would appear to raise further the possibility of successor liability being imposed upon Platinum.

Summary of the Proxy Statement
The Parties to the Merger
Platinum, page 8

23. We reissue comment 25 from our letter of September 15, 2006. Clearly disclose the different valuations arrived at by both Platinum's management and Tandem's management in both real and percentage terms. (Apparently, a 63% percent premium despite the fact, as you disclose, that Tandem had acquired no other significant assets in the interim.)

Introduction of Tandem to Platinum, page 9

24. We note your disclosure on page 12 that TEC intends to transfer the restricted shares it is to receive pursuant to the asset acquisition agreement to Tandem Holdings. Please disclose the statutory basis for such transfer.

25. We note the disclosure on page 15 that one of TEC's conditions for closing the asset acquisition agreement is a requirement that Platinum's share price be greater than $7 per share. Such a condition does not appear to have been contained in the previous merger agreement. Please disclose the purpose of such an added condition.

26. We reissue comment 29 from our letter of September 15, 2006. Contrary to your response letter, page 89 of Amendment 3 does not disclose this information.

    We note your response to comment 20 from our letter of July 6, 2006. Please disclose all connections between Roland Carey and Lance Duncan. Include the date when, and manner in which, they were introduced.

27. We reissue comment 31 from our letter of September 15, 2006. Your response does not appear to address the issues raised by the Staff and the disclosure to which you refer in your response does not appear in your Proxy Statement.

    We again note that your disclosure does not rule out that Mark Nordlicht was unaware of Tandem prior to the December 2005 discussions (which are disclosed to have occurred on December 9 on page nine and December 7 on page 49) of Amendment 3: " Prior to discussions with Mr. Duncan in December, 2005, no member of the management team of Platinum had any pre-existing relationship or contact with Mr. Duncan or with any member of the management team of Tandem and TEC and, other than Mr. Nordlicht's general awareness of Tandem and TEC through Messrs. Crosby and Ritger, no member of the management team of Platinum had any knowledge of Tandem and TEC's assets."

    Disclose the dates upon which each William Ritger and Howard Crosby first told Mark Nordlicht about each Pacific Medical Group, Inc., Tandem Energy Holdings, Inc., Tandem Energy Corporation, and Shamrock Energy Corporation.

28. We reissue comment 32 from our letter of September 15, 2006. Please advise the Staff of the connections between the individuals listed in your response (other than Nordlicht and Crosby) and the proposed transaction between Platinum and Tandem. Additionally advise the Staff of the connections between the individuals listed in your response (other than Nordlicht and Crosby) and both Platinum and Tandem, as well as their predecessor entities. Further, advise the Staff of the connections between the individuals listed in your response (other than Nordlicht and Crosby) and any public company registered in the United States.

We note your reference to Trend Mining and the lack of clarity as to how this may be related to the areas outlined, as well as your response that "for the sake of clarity, our reference to 'connections' does not include investments."

29. We reissue comment 33 from our letter of September 15, 2006. We note your response and the added disclosure but the Staff's comment was not limited to mining SPACS.

   We note your discussion that Messrs. Nordlicht and Ritger had discussions on September 14, 2005 with respect to becoming involved in a mining SPAC.

   Please disclose the date upon which Messrs. Nordlicht and Crosby first discussed the possibility of becoming involved in any SPAC or similar entity, to be listed either in the United States or the United Kingdom. Please include affirmative disclosure with as to whether Messrs. Nordlicht and Ritger discussed becoming involved in a SPAC in the oil and gas industry in light of their investment history in the sector.

Risk Factors, page 23

30. We reissue comment 41 from our letter of September 15, 2006. Please update your disclosure to the latest practicable date on this issue. Additionally, in all locations discussing the existence of the Florida suit, please include disclosure that the lawsuit could result in a liability against Tandem and quantify such liability.

The Asset Acquisition Proposal, page 38

31. We note response 44 from your letter of December 7, 2006 that you received a new fairness opinion from C.K. Cooper. However, the solicitation and receipt of the new opinion does not address the underlying issues raised by the Staff's comments of July 6, 2006 or September 15, 2006 with respect to such opinion. Accordingly, we reissue.

   We note your previous responses to comments 48 and 49, particularly the statements:

   "while inevitably the knowledge that the board of directors has received a fairness opinion from an independent investment banker with expertise in the oil and gas industry provides comfort to stockholders with respect to merits of the transaction, the board's purpose in obtaining the fairness opinion was for due diligence purposes. Under the terms of the merger agreement, the Company has a "due diligence out" which…permits the Company to terminate the merger agreement if it is not satisfied in its sole discretion with its legal, financial, geological, and business investigations of the business, assets and liabilities of the Company. Accordingly, as part of the board's ongoing assessment as to whether to exercise that due diligence out <u>it</u>, among other things, <u>decided to seek a fairness opinion."</u>

In your June 5, 2006 letter you stated: "Management of Platinum believes that obtaining <u>a fairness opinion is useful in the due diligence process and is important in establishing stockholder confidence</u> in the transaction and obtaining stockholder approval <u>by providing independent support for the board's recommendation to the stockholders."</u>

<u>However, the opinion provided by C.K. Cooper specifically states that C.K. Cooper had not independently verified any of the information supplied to it and, with respect to financial forecasts, C.K. Cooper relied upon those prepared by Platinum's own management.</u>

In light of these qualifications and exceptions, please clarify in your proxy the particular due diligence purpose served in obtaining such an opinion. Please disclose the reason for obtaining a fairness opinion that was based only on information provided by management and expressly cannot be relied upon by anyone but management.

As the Staff noted in its last letter, you had previously disclosed "the benefit of a fairness opinion in the due diligence process and its importance in establishing stockholder confidence in the transaction" and the Staff issued a comment with respect to the manner by which "stockholder confidence in the transaction may be established" through an opinion if the provider of the fairness opinion will not allow shareholders to rely upon such opinion.

Your response was to delete reference to "stockholder confidence" and supply a conclusory statement in your response letter that "inevitably the knowledge that the board of directors has received a fairness opinion from an independent investment banker with expertise in the oil and gas industry provides comfort to stockholders with respect to merits of the transaction."

Please clarify how it is "inevitable" that Platinum shareholders would receive comfort from a fairness opinion upon which they cannot rely.

32. Please advise the Staff whether Platinum has entered into any agreements after the letter agreement with C.K. Cooper on February 8, 2006. If so, please provide the Staff with copies of such agreements.

33. We note the Engineering Report prepared for Tandem Energy Holdings, Inc. by Williamson Petroleum Consultants dated February 17, 2006, which was specifically relied upon by C.K. Cooper to determine that "that the fair market value of the assets of TEC is at least equal to 80% of the net assets of Platinum." It appears from such report

that the total capital requirement to develop Tandem's undeveloped reserves will be approximately $41.8 million for the first two years alone. For each of the valuation analyses discussed in your proxy, please disclose how C.K. Cooper took into account such development costs in arriving at each respective valuations.

34. Additionally, please disclose how the $41.8 million in development costs for the first two years alone was considered by C.K. Cooper in reaching its conclusion that the 80% test was met. If Platinum is paying $102 million for assets that may reach their valuation potential only with an additional $42 million capital infusion, it would appear that such assets are viewed by Platinum's management as worth only $62 million and, as a result, do not meet the 80% test.

35. We reissue 46 from our letter of September 15, 2006, which was a reissue of comment 46 from our letter of July 6, 2006, which was a reissue of comment 69 from our letter of April 28, 2006.

We note the disclosure currently contained on page 43, which you have presented as disclosing the reasons why Tandem's Management stated it wanted to sell instead of develop the assets it currently owns:

"As part of our negotiations with Tandem initially and our review in connection with the restructuring of the transaction as an asset acquisition, prior to the execution of the asset acquisition agreement, management of Tandem indicated its belief of greater potential in the assets for exploration and production. Management of Tandem had informed us that they wanted to sell the company and that the primary objective of the roll up of TEC and the assets of Shamrock into TEC was to provide an exit strategy from the business for Mr. Culp. Further, management was constrained regarding capital expenditures by its already high debt level at approximately $44 million and was unwilling to obtain equity financing in light of the resultant dilutive effect and, as such, chose not make the necessary capital expenditures to pursue an aggressive business plan that would involve exploiting these potential oil and gas reserves."

However, the Staff notes that the "already high debt level" of $44 million is owed only to members of Tandem's own management (which has already and continues to defer payment upon such debt), and "the resultant dilutive effect" will be far greater as a result of selling the entirety of TEC's assets (versus receipt of equity financing). Accordingly, the stated reasons for Tandem management's desire to sell do not appear consistent with the set of business circumstances faced by Tandem currently or as a result of the asset purchase agreement.

Accordingly, we reissue. Please disclose whether Platinum management questioned the stated reasons for Tandem's desire to sell and, if not why not. If Platinum management did question such reasons, disclose Tandem's response(s).

Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Income Statement Pro Forma Notes page 70 and 75

36. Please revise to disclose the estimated shares issuable under the merger agreement and how you computed the pro forma weighted average common shares outstanding under both the scenarios (no conversion and maximum conversion). Provide us the computations as necessary.

Note C, page 70 and 75

37. We note your response to our prior comment 48 of our letter dated September 15, 2006. We note that you continue to include pro forma adjustments to the stock based compensation in your pro forma presentation for the year ended December 31, 2005 and nine months ended September 30, 2006 respectively. Pro forma adjustments to give effect to actions by management or expected to occur after a business combination are not appropriate; however, we would not object to disclosure in the notes. Accordingly, please revise to remove such adjustments from the face of the pro forma financial statements.

Financial Statements of Platinum Energy Resources, Inc for the period ended December 31, 2005
Notes to Financial Statements
Note 3- Initial Public Offering, page F3-7

38. We note your revised disclosures in your amended warrant and unit purchase option ("UPO") agreements in response to our prior comment 58 and 59 of our letter dated September 15, 2006. Please revise if true, your description of the warrants and UPO in the notes to be consistent with your warrant and UPO agreements, and disclose that (i) in no event will you be required to net cash settle the warrant or UPO exercise, (ii) the warrants and UPO will not be exercisable unless there is an effective registration statement with respect to the common stock underlying the warrants and (iii) if a registration statement is not effective for the common stock underlying the warrants, the warrants and UPO may expire worthless.

Interim Financial Statements for the nine months ended September 30, 2006
Notes to Condensed Consolidated Financial Statements
Note 1- Nature of Operations and Summary of Significant Accounting Policies
Income per Share, page F4-7

39. It is not clear to us how you computed the dilutive securities in the table presented. Please explain and provide computations, as necessary.

Other Regulatory and Other Exchange Act Filings

40. Please note the updating requirements for the financial statements as set forth in Rule 3-12 of Regulation S-X.

41. Please revise your other Exchange Act reports as applicable to conform to any changes made as a result of our comments above.

Closing Comments

As appropriate, please amend your Proxy Statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or Mike Karney, who supervised the review of your filing, at (202) 551-3847.

Sincerely,

John Reynolds
Assistant Director

cc: Eli Helfgott (by facsimile)
        973-643-6500